VIA EDGAR	January 7, 2014

Re:                     Pactera Technology International Ltd.
Schedule 13E-3

Filed on November 22, 2013 by Pactera Technology International Ltd., BCP (Singapore) VI Cayman Acquisition Co. Ltd., BCP (Singapore) VI Cayman Financing Co. Ltd., BCP (Singapore) VI Cayman Merger Co. Ltd., Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd., Blackstone Capital Partners (Cayman II) VI L.P., Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li, Minggang Feng, Granite Global Ventures II L.P., and GGV II Entrepreneurs Fund L.P.

File No. 005-85937

Christina Chalk

Senior Special Counsel

Office of Merger & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Chalk:

On behalf of Pactera Technology International Ltd., a Cayman Islands exempted company with limited liability (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of December 19, 2013 with respect to the Schedule 13E-3, File No. 005-85937 (“Schedule 13E-3”) filed on November 22, 2013 by the Company and the other filing persons named therein. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Schedule 13E-3 Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Preliminary Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Schedule 13E-3 Amendment and the Revised Preliminary Proxy Statement indicating changes against the Schedule 13E-3 and the proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13E-3 Amendment and the Revised Preliminary Proxy Statement.

We represent the special committee of the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning any of BCP (Singapore) VI Cayman Acquisition Co. Ltd., BCP (Singapore) VI Cayman Financing Co. Ltd., BCP (Singapore) VI Cayman Merger Co. Ltd., Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd., Blackstone Capital Partners (Cayman II) VI L.P., Blackstone

Management Associates (Cayman) VI L.P., Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li, Minggang Feng, Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P., such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Schedule 13E-3 Amendment in response to the Staff’s comments.

* * *

Schedule 13E-3

General

1.                                      Five Blackstone entities are included as filing persons on the Schedule 13E-3. Each is a limited liability company or a limited partnership. The Blackstone Group and Blackstone Group Management L.L.C. appear to be entities controlling the Blackstone-affiliated filing persons. Tell us why you have not included them as filers on the Schedule 13E-3 or revise to add them. If you do not include The Blackstone Group and Blackstone Management Group L.L.C. as filers, your response letter should provide additional clarification about the relationship between the named filing persons and these entities. If you add filing persons in response to this comment, revise the proxy statement to include all of the disclosure required by Schedule 13E-3 as to each new filer.

In response to the Staff’s comment, Blackstone Management Associates (Cayman) VI L.P. (the “Sponsor General Partner”), the general partner of Blackstone Capital Partners (Cayman II) VI L.P. (the “Sponsor”), has been added as a filing person in the Schedule 13E-3 Amendment. Although the Blackstone filing persons do not dispute that The Blackstone Group L.P. and Blackstone Group Management L.L.C. (collectively, “BX Group”) are affiliates of the Sponsor General Partner, the Blackstone filing persons respectfully disagree that the BX Group should be added as filing persons because the BX Group was not engaged in the going private transaction. Rule 13e-3(d) requires that the affiliate “engaging in” a Rule 13e-3 transaction file a Schedule 13E-3. In this case, the transaction was negotiated by the Sponsor, which delivered an equity commitment letter and limited guarantee in connection with the transaction. In contrast, the BX Group did not participate in or direct the negotiations, the BX Group did not take or direct any other entity to take any corporate action in connection with the transaction, the board of directors of Blackstone Group Management L.L.C. neither reviewed nor approved the transaction, and the BX Group did not enter into any of the transaction documents. Accordingly, as the BX Group is not engaging in the Rule 13e-3 transaction, we respectfully submit that the BX Group should not be added as filing persons in the Schedule 13E-3 Amendment.

2.                                      Exhibit 99(d)(13) to the Schedule 13E-3 references a Consortium Agreement dated as of May 19, 2013. In the proxy statement, you describe this agreement as relating to the parties’ agreement to take Pactera private in the proposed merger transaction. Red Pebble Acquisition Co Pte Ltd. is referenced as a party to the Consortium Agreement in Exhibit 99(d)(13). Explain why Red Pebble is not included a filing person on the Schedule 13e-3 or revise to include that entity.

Red Pebble Acquisition Co Pte Ltd. (“Red Pebble”) entered into a novation of consortium agreement dated as of October 17, 2013 (the “Novation Agreement”), pursuant to which Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd. replaced Red Pebble as a party to the consortium agreement and assumed all of Red Pebble’s rights, obligations and liabilities thereunder.  Accordingly, Red Pebble is not participating in the transaction in any way and is not a filing person.  The Novation Agreement was filed as Exhibit 99(d)-(3) to the Schedule 13E-3.

3.                                      Please confirm that Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd. and Blackstone Capital Partners (Cayman II) VI L.P. are part of the “buyer group” as defined on page 1 of the Schedule 13E-3 and page 1 of Exhibit 99(A)-(1). If they are not part of the “buyer group,” revise the document to provide their responses to the item requirements of Schedule 13E-3.

We confirm that Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd. and Blackstone Capital Partners (Cayman II) VI L.P. are members of the buyer group.  In response to the Staff’s comment, the Schedule 13E-3 and the proxy statement have been revised to clarify this. Please refer to page 1 of the Schedule 13E-3 Amendment, the second page of the letter to shareholders accompanying the Revised Preliminary Proxy Statement and page 1 of the Revised Preliminary Proxy Statement.

4.                                      The filing persons are responsible for the accuracy and completeness of the Schedule 13E-3. The disclaimer on page 3 that no filing person is responsible for the accuracy of such information as it relates to any other Filing Person is inconsistent with the certification that accompanies each filing person’s signature on the Schedule 13E-3. Please revise.

In response to the Staff’s comment, the disclaimer has been removed from the Schedule 13E-3 Amendment. Please refer to page 3 of the Schedule 13E-3 Amendment.

5.                                      Much of the disclosure in the proxy statement, including the discussion of fairness, is directed specifically to ADS holders. However, Rule 13e-3 and the disclosure items of Schedule 13E-3, including the requirement to express and explain a position with respect to the substantive and procedural fairness of the proposed transaction, must be directed to all unaffiliated shareholders of the Company. Please revise generally throughout the proxy statement.

We acknowledge that Rule 13e-3 and the disclosure items of Schedule 13E-3 require that disclosure be directed to security holders of the Company including, when applicable, unaffiliated shareholders of the Company and revisions have been made accordingly. The disclosure in the proxy statement, including the discussion of fairness, is directed specifically to both unaffiliated shareholders and unaffiliated ADS holders of the Company. Where any disclosure in the proxy statement is applicable to only the ADS holders of the Company, such disclosure is addressed only to such ADS holders.

Summary Term Sheet, page 1

6.                                      Please provide in this section the disclosure required by Item 1004(e) regarding whether provisions were made to grant unaffiliated security holders access to corporate files or to obtain counsel or appraisal services at the expense of filing persons. As required by that Item, if no provisions have been made, so state.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to page 21 of the Revised Preliminary Proxy Statement.

Merger Consideration, page 5

7.                                      Quantify the amount of the cancellation fee to be deducted for each ADS in the merger. The current disclosure describes the fee as “up to $0.05 per ADS.” If you cannot provide a set fee, explain why not in your response letter, with a view to further disclosure.

In response to the Staff’s comment, the proxy statement has been revised to clarify that the ADS cancellation fee is $0.05 per ADS. Please refer to the revised references to the ADS cancellation fee throughout the Revised Preliminary Proxy Statement.

Shareholder vote required to authorize and approve the merger agreement and plan of merger, page 7

8.                                      We note the statement in this section that the “authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, are not subject to the authorization and approval of a majority of the shares unaffiliated with the buyer group.” As the buyer group owns only 11.5% of the company’s outstanding shares, and the affirmative vote of shareholders representing at least two-thirds of your outstanding shares is necessary to authorize the transaction, it appears that a majority of the shares held by shareholders unaffiliated with the buyer group must vote in favor of the transaction in order for it to be approved. Please revise or advise.

We respectfully note that (i) the merger agreement requires that the merger be approved by “the affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy at the Company Shareholders’ Meeting”, as opposed to two-thirds of the Company’s outstanding Shares, and (ii) one-third of the outstanding Shares will constitute a quorum for an extraordinary general meeting. Accordingly, the authorization and approval of the transaction does not necessarily require the authorization and approval of holders of a majority of the Shares unaffiliated with the buyer group. For example, the transaction can be authorized and approved if holders of Shares representing one-third of the Company’s outstanding Shares (including holders affiliated with the buyer group) attend the extraordinary general meeting and holders holding two-thirds of such Shares vote in favor to authorize the transaction. Based on the foregoing, we believe that the statement that “authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, are not subject to the authorization and approval of a majority of the shares unaffiliated with the buyer group” is correct.

Recommendation of the Special Committee and the Board of Directors, page 10

9.                                      We note the statement on page 46 that “each of the Company and the Company’s board of directors believes that the merger agreement, the plan of merger and the transactions contemplated thereby are substantively and procedurally fair to and in the best interests of the Company and the Company’s unaffiliated shareholders and unaffiliated ADS holders.” Please include similar disclosure in this section for the Company and the Board.

In response to the Staff’s comment, similar disclosure for the Company and the Board has been included in this section. Please refer to page 10 of the Revised Preliminary Proxy Statement.

Position of the Buyer Group as to Fairness, page 10

10.                               See our comment above regarding the need to clarify the members of the buyer group as you use that term in the proxy statement. Each filing person must satisfy all of the disclosure and dissemination requirements of Rule 13e-3 and Schedule 13E-3. Since the buyer group does not appear to encompass all of the filing persons, please revise to ensure that each filing person expresses a position on the fairness of the merger and satisfies all of the other disclosure items of Schedule 13E-3 in the proxy statement disseminated to shareholders.

We have revised page 1 of the proxy statement to clarify that the term “buyer group” includes all filing persons other than the Company, including Blackstone Management Associates (Cayman) VI L.P.

Conditions to the Merger, page 14

11.                               Revise this section to provide a brief description of the conditions to the merger. Refer to Item 1 of Schedule 13E-3 and Item 1001 of Regulation M-A.

In response to the Staff’s comment, this section has been revised. Please refer to page 14 of the Revised Preliminary Proxy Statement.

Special Factors

Background of the Merger, page 31

12.                               We note that between April 22 and May 10, 2013, representatives of Blackstone and members of management of the company discussed alternative structures for a potential transaction, including a take-private transaction. Disclose the alternatives to the going private transaction discussed by the parties and the reasons such alternatives were rejected. Refer to Item 7 of Schedule 13E-3 and Item 1013(b) of Regulation M-A.

In response to the Staff’s comment, the proxy statement has been revised to disclose the alternatives to the going private transaction discussed by the parties and the reasons such alternatives were rejected. Please refer to page 33 of the Revised Preliminary Proxy Statement.

13.                               See our last comment above. Given that two other potential transaction partners, Parties A and B, apparently contacted the Company on an unsolicited basis to investigate a potential transaction, explain why the Company chose not to actively solicit other acquirers. Although you state that the special committee conducted “an extensive pre-signing market check process,” the details of what the committee and its advisors did to conduct an auction-type process are not apparent.

We respectfully advise the Staff that the Special Committee initiated a formal “market check” process and, with the assistance of J.P. Morgan, the Special Committee identified 21 potential bidders, comprising 13 potential strategic bidders and eight potential financial bidders. J.P. Morgan contacted such potential bidders on behalf of the Special Committee and the Company assembled a virtual data room to facilitate due diligence by potential bidders. J.P. Morgan subsequently reported to the Special Committee on the feedback it had received from potential bidders and the Special Committee instructed J.P. Morgan to follow up with Party A, Party B and other potential bidders that had not clearly indicated they were not interested in a potential transaction. The foregoing details of the market check have been disclosed in the proxy statement, including on pages 34 and 35 of the proxy statement. In addition, in response to the Staff’s comment, the proxy statement has been revised to disclose that no potential bidder (other than Party A and Party B) contacted by J.P. Morgan expressed an interest in pursuing a transaction and consequently, no other potential bidder entered into any discussions with the Company or conducted any due diligence on the Company. Please refer to page 38 of the Revised Preliminary Proxy Statement.

14.                               Refer to the disclosure beginning at the bottom of page 31 and carrying over onto page 32. The disclosure indicates that on May 19, 2013, the members of the Company’s Board of Directors first became aware of the Proposal or any communications between Blackstone and the “certain members of the Company’s management.” However, on page 31, you state that on April 22, 2013 Blackstone signed a non-disclosure agreement with the Company and received information about the Company. Please clarify how the Company could have entered into a non-disclosure agreement and provided information to Blackstone without the Board of Directors’ knowledge.

The management of the Company, in discharging their duties as officers of the Company, enters into non-disclosure and similar agreements without consulting the Company’s board of directors on occasion for the purpose of facilitating preliminary discussions regarding potential transactions involving the Company.  In this case, the information provided by the Company to Blackstone based on the non-disclosure agreement between them dated April 22, 2013 was limited to certain historical data and legal diligence materials about the Company as indicated on page 33 of the proxy statement and was provided to facilitate the parties’ preliminary discussions.

15.                               In an appropriate section of the proxy statement, describe the material terms of the consortium agreement.

In response to the Staff’s comment, the proxy statement has been revised to disclose the material terms of the consortium agreement. Please refer to page 12 and page 75 of the Revised Preliminary Proxy Statement.

16.                               On page 36, you describe the reasons why Party A decided not to pursue a transaction with the Company. Provide similar disclosure with respect to the reasons Party B also abandoned a transaction with Pactera, if expressed by Party B in the course of its contacts with the filing persons and their representatives.

In response to the Staff’s comment, the proxy statement has been revised to disclose that Party B did not explain to the Special Committee or its advisors the reasons for its decision not to pursue a transaction with the Company. Please refer to page 38 of the Revised Preliminary Proxy Statement.

17.                               We note that the special committee held a meeting with J.P. Morgan on September 22, 2013 during which they reviewed the latest financial projections provided by company management, and that at a meeting held on October 16, 2013, J.P. Morgan reviewed its financial analysis of the merger consideration with the special committee and answered questions regarding its financial due diligence and financial analysis. If J.P. Morgan made presentations at these meetings, please file a summary of such presentations. All such materials generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and filed as exhibits to the Schedule 13E-3 to the extent written materials exist. In addition, each presentation, discussion, or report prepared by J.P. Morgan, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirement so Item 1015 of regulation M-A. Refer to Items 1015 and 1016(c) of Regulation M-A.

In response to the Staff’s comment with respect to the presentations made at the meeting on September 22, 2013, the proxy statement has been revised.  Please refer to page 40 of the Revised Preliminary Proxy Statement and Exhibit (c)-(2) to the Company’s transaction statement on the Schedule 13E-3 Amendment. The Company respectfully advises the Staff that during the meeting on October 16, 2013, J.P. Morgan previewed with the Special Committee the fairness presentation that it formally presented to the Special Committee on the following day. There is no difference between the materials previewed with the Special Committee on October 16, 2013 and the presentation made to the Special Committee on October 17, 2013, a copy of which has been filed as Exhibit (c)-(2) to the Company’s transaction statement on Schedule 13E-3 and as Exhibit (c)-(3) to the Company’s transaction statement on the Schedule 13E-3 Amendment.

Reasons for the Merger and Recommendation of the Special Committee and the Company’s Board of Directors, page 41

18.                               The disclosure in this section indicates that one factor considered by the special committee and the company’s board of directors in reaching their recommendations regarding the transaction was “the uncertainty that the company would be able to collect its account receivables from a major telecom client and the costs of divesting businesses related to such client.” Revise the disclosure to quantify the accounts receivable outstanding with the client and the costs related to divesting the businesses related to such client, and explain why this factor influenced the special committee and the board to recommend approval of the transaction.

In response to the Staff’s comment, the disclosure has been revised to (i) clarify the considerations of the Special Committee and the board of directors of the Company, (ii) disclose the amount of such account receivables as of September 30, 2013, (iii) disclose the fact that the potential impact from reduction in business from such client was qualitatively discussed but not quantified, and (iv) recent developments relating to such account receivables. Please refer to page 45 of the Revised Preliminary Proxy Statement.

19.                               Refer to the last paragraph on page 45, where you state that both the special committee and the board also considered the historical market prices of the ADSs. Given that the shares including in ADS form traded above the merger price within the last year, explain how the board analyzed historic market prices beyond those existing immediately before a potential transaction was announced.

The Company respectfully advises the Staff that when the Special Committee and the board considered the historical market prices of the ADSs, they also considered the evolution of the Company’s performance over the same time frame.  The Company had publicly discussed the challenges it faced in the market place and the difficulties in executing post-merger integration, which resulted in two reductions of the 2013 earnings guidance in the first-quarter and the second-quarter earnings releases. The Special Committee and the Company’s board therefore took into account the fact that historical market prices for the ADSs developed in the context of the actual performance of the Company’s business over time and evaluated the proposed transaction accordingly.

20.                               Address in this section and in the section titled “Position of the Buyer Group as to the Fairness of the Merger” whether the vote of at least a majority of unaffiliated shareholders is required to approve the transaction and whether the board of directors and each member of the Buyer Group considered this factor in reaching their respective fairness determinations. Refer to Item 8 of Schedule 13E-3 and paragraphs (b) and (c) of Item 1014 of Regulation M-A.

We respectfully note that the authorization and approval of the transaction does not necessarily require at least a majority of the unaffiliated shareholders. The board of directors of the Company and each member of the buyer group, in reaching their respective fairness determinations, considered as a factor that the authorization and approval of the transaction does not necessarily require approval of a majority of the unaffiliated shareholders. The proxy statement has been revised to disclose such consideration. Please refer to pages 47 and 51 of the Revised Preliminary Proxy Statement.

Position of the Buyer Group as to the Fairness of the Merger, page 46

21.                               If applicable, disclose in this section whether the members of the buyer group considered the prices paid by the company or filing persons for purchases of the company’s shares during the past two years in reaching their fairness determinations. Refer to Item 8 of Schedule 13E-3 and Instruction 2(vi) to Item 1014 of Regulation M-A.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to page 51 of the Revised Preliminary Proxy Statement.

Opinion of the Special Committee’s Financial Advisor, page 52

22.                               Disclose in this section any instructions issued by the special committee to J.P. Morgan regarding the fairness opinion. Also, disclose whether the special committee or J.P. Morgan recommended the consideration to be paid to J.P. Morgan in connection with the fairness opinion. Refer to Item 9 of Schedule 13E-3 and paragraphs (b)(5) and (b)(6) of Item 1015 of Regulation M-A.

We respectfully note that the Company, including the Special Committee, the board of directors and the management of the Company, has not given any instructions to J.P. Morgan regarding the fairness opinion.  We note that paragraph (b)(5) of Item 1015 of Regulation M-A requires certain disclosure related to whether the subject company or the fairness opinion provider recommended the consideration to be offered to security holders of the Company as opposed to consideration to be paid to the fairness opinion provider. Accordingly, the disclosure in the section “Opinion of the Special Committee’s Financial Advisor” has been revised in response to this comment to clarify that the merger consideration to be offered to the security holders of the Company was originally proposed by the buyer group, later negotiated and finally agreed upon by the Company and the buyer group. Please refer to page 55 of the Revised Preliminary Proxy Statement.

23.                               Refer to the disclosure on page 58. Revise the discussion of the material relationships between J.P. Morgan and the company to disclose any compensation paid, or to be paid, to J.P. Morgan in connection with services provided, or to be provided, to the company or its affiliates. Refer to Item 9 of

Schedule 13E-3 and Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comment, the proxy statement has been revised.  Please refer to page 61 of the Revised Preliminary Proxy Statement.

Certain Financial Projections, page 49

24.                               Refer to the last paragraph on page 50. While it may be appropriate to include limiting language about the nature of projections generally, it is inappropriate for the parties who created the projections to disclaim all responsibility for their “validity, reasonableness, accuracy or completeness.” Please revise.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to page 53 of the Revised Preliminary Proxy Statement.

Effects of the Merger on the Company, page 59

25.                               Disclose in this section the extent to which the filing persons will become the beneficiaries of the regulatory compliance cost savings the company will realize when it ceases to be a public company. Also, we note from the Form 20-F filed on April 25, 2013 that at December 31, 2012, the company’s subsidiaries and VIE registered in the PRC had net operating loss carry forwards of $5,313,000. Disclose, if true, that the filing persons will become the direct beneficiaries of the company’s future use of any accrued operating loss carry forwards and quantify this benefit to the extent practicable. Refer to item 7 of Schedule 13E-3, Item 1013(d) of Regulation M-A and Instruction 2 to Item 1013.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to page 65 of the Revised Preliminary Proxy Statement.

Exhibit 99.(C)(2)

26.                               The introductory paragraph to the discussion materials states that the presentation was prepared exclusively for the benefit and internal use of J.P. Morgan’s client in evaluating the going-private transaction and “neither this presentation nor any of its contents may be disclosed or used for any other purpose without the prior written consent of J.P. Morgan.” Disclose, if true, that J.P. Morgan has consented to the use of the materials by security holders who review the Schedule 13E-3 disclosure in connection with making a voting decision.

The Company respectfully advises the Staff that J.P. Morgan has consented to the use of the materials by security holders who review the Schedule 13E-3 disclosure in connection with making a voting decision. Please refer to page 54 of the Revised Preliminary Proxy Statement.

27.                               The October 12, 2013 presentation materials filed as Exhibit 99(C)(2) are extremely difficult to read. In particular, the captions and footnotes accompanying charts such as the one on pages 5 and 7 are blurry. Please revise.

In response to the Staff’s comment, Exhibit 99(c)-(2) to the Schedule 13E-3 (which is now Exhibit (c)-(3) to the Schedule 13E-3 Amendment) has been re-processed.

* * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, BCP (Singapore) VI Cayman Acquisition Co. Ltd., BCP (Singapore) VI Cayman Financing Co. Ltd., BCP (Singapore) VI Cayman Merger Co. Ltd., Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd., Blackstone Capital Partners (Cayman II) VI L.P., Blackstone Management Associates (Cayman) VI L.P., Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li, Minggang Feng, Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P., as requested by the Staff.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +852-2978-8038.

Very truly yours,

By:	/s/ Paul Strecker
Name: Paul Strecker

cc:                                James T. Lidbury, Esq. (Ropes & Gray)

Gary Li, Esq. (Ropes & Gray)

Richard Vernon Smith, Esq. (Orrick, Herrington & Sutcliffe LLP)

Jeffrey J. Sun, Esq. (Orrick, Herrington & Sutcliffe LLP)

Ling Huang, Esq. (Cleary Gottlieb Steen & Hamilton LLP)

W. Clayton Johnson, Esq. (Cleary Gottlieb Steen & Hamilton LLP)

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 19, 2013 with respect to the Schedule 13E-3, File No. 005-85937 (the “Schedule 13E-3”), filed on November 22, 2013 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•                  the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

By:	/s/ Ruby Rong Lu
Name: Ruby Rong Lu Title: Chairman of Special Committee

BCP (SINGAPORE) VI CAYMAN ACQUISITION CO. LTD.

By:	/s/ Eddy Huang
Name: Eddy Huang
Title: Director

BCP (SINGAPORE) VI CAYMAN FINANCING CO. LTD.

By:	/s/ Eddy Huang
Name: Eddy Huang
Title: Director

BCP (SINGAPORE) VI CAYMAN MERGER CO. LTD.

By:	/s/ Eddy Huang
Name: Eddy Huang
Title: Director

BLACKSTONE CAPITAL PARTNERS (SINGAPORE) VI PRC PTE. LTD.

By:	/s/ Pithambar Gona
Name: Pithambar Gona
Title: Director

BLACKSTONE CAPITAL PARTNERS (CAYMAN II) VI L.P.

By:	Blackstone Management Associates (Cayman) VI L.P., its general partner

By:	BCP VI GP L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley Title: Chief Legal Officer

BLACKSTONE MANAGEMENT ASSOCIATES (CAYMAN) VI L.P.

By:	BCP VI GP L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley Title: Chief Legal Officer

CHRIS SHUNING CHEN

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

TIAK KOON LOH

By:	/s/ Tiak Koon Loh
Tiak Koon Loh

DAVID LIFENG CHEN

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

JUN SU

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

HE JIN

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

CHU TZER LIU

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

JIAN WU

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

JUNBO LIU

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

JINSONG LI

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

MINGGANG FENG

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

GRANITE GLOBAL VENTURES II L.P.

By:	Granite Global Ventures II L.L.C., its general partner

By:	/s/ Hany Nada
Name: Hany Nada
Title: Managing Director

GGV II ENTREPRENEURS FUND L.P.

By:	Granite Global Ventures II L.L.C., its general partner

By:	/s/ Hany Nada
Name: Hany Nada
Title: Managing Director